Term sheet To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 20-A-I dated November 21, 2008	Term Sheet to Product Supplement No. 20-A-I Registration Statement No. 333-155535 Dated February 3, 2009; Rule 433

Structured Investments	JPMorgan Chase & Co. $ Semi-Annual Review Notes Linked to the S&P 500® Index due March 1, 2011

General

  The notes are designed for investors who seek early exit prior to maturity at a premium if, on any one of the three Review Dates, the S&P 500® Index is at or above the Call Level applicable to that Review Date. Investors are protected against up to a 10% decline of the Index on the final Review Date, and accordingly will lose up to 90% of their principal if the Index declines by more than 10% from the Initial Index Level. Investors in the notes should be willing to accept this risk of loss, and be willing to forgo interest and dividend payments, in exchange for the opportunity to receive a premium payment if the notes are called.
  The first Review Date, and therefore the earliest date on which a call may be initiated, is March 1, 2010.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing March 1, 2011†.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes are expected to price on or about February 24, 2009 and are expected to settle on or about February 27, 2009.
  The terms of the notes as set forth in “Key Terms” below, including those set forth under “Key Terms — Payment at Maturity” below, to the extent they differ or conflict with those set forth in the accompanying product supplement no. 20-A-I, supersede the terms set forth in product supplement no. 20-A-I. For example, if the notes have not been called on one of the first two Review Dates and, on the final Review Date, the Index closing level reflects a decline of less than 10% from the Initial Index Level, your payment at maturity will be $1,200* instead of the $1,000 that would be payable pursuant to the terms described in product supplement no. 20-A-I. Please refer to “Supplemental Terms of the Notes” in this term sheet for more information.

Key Terms

Index:	The S&P 500® Index (the “Index”)
Automatic Call:

If the Index closing level on any Review Date is greater than or equal to the Call Level, the notes will be automatically called for a cash payment per note that will vary depending on the applicable Review Date and call premium.

Call Level:	90% of the Initial Index Level for each Review Date.
Payment if Called:

For every $1,000 principal amount note, you will receive one payment of $1,000 plus a call premium calculated as follows:

• at least 10.00%* x $1,000 if called on the first Review Date
• at least 15.00%* x $1,000 if called on the second Review Date
• at least 20.00%* x $1,000 if called on the final Review Date

*The actual percentage applicable to the first, second and final Review Dates will be determined on the pricing date but will not be less than 10.00%, 15.00% and 20.00%, respectively.

Payment at Maturity:

If the notes are not called and a mandatory redemption is not triggered, you will lose 1% of the principal amount of your notes for every 1% that the Index declines beyond the Initial Index Level minus the buffer of 10%. In these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (Index Return + 10%)]

Assuming the notes are not called, you could lose up to $900 per $1,000 principal amount note.

Buffer:	10%, which results in a minimum payment at maturity of $100 per $1,000 principal amount note.
Index Return:	The performance of the Index from the Initial Index Level to the Ending Index Level calculated as follows:
Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	The Index closing level on the pricing date, which is expected to be on or about February 24, 2009.
Ending Index Level:	The Index closing level on the final Review Date.
Review Dates†:	March 1, 2010 (first Review Date), August 24, 2010 (second Review Date) and February 24, 2011 (final Review Date).
Maturity Date†:	March 1, 2011
CUSIP:	48123LD50
†

Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” or “Description of Notes — Automatic Call,” as applicable, in the accompanying product supplement no. 20-A-I.

Investing in the Semi-Annual Review Notes involves a number of risks. See “Risk Factors” beginning on page PS-4 of the accompanying product supplement no. 20-A-I and “Selected Risk Considerations” beginning on page TS-3 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2)	If the notes priced today, J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $47.20 per $1,000 principal amount note and may use a portion of that commission to allow selling concessions to other dealers of approximately $20.00 per $1,000 principal amount note. The other dealers, in their sole discretion, may forgo some or all of their selling concessions. This commission includes the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes. The actual commission received by JPMSI may be more or less than $47.20 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, which includes concessions that may be allowed to other dealers, exceed $55.00 per $1,000 principal amount note. See “Plan of Distribution” beginning on page PS-25 of the accompanying product supplement no. 20-A-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

JPMorgan

February 3, 2009

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 20-A-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 20-A-I dated November 21, 2008. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 20-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 20-A-I dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005681/e33552_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Supplemental Terms of the Notes

The description of the payment at maturity on the notes as set forth in this term sheet differs from the description of the payment at maturity at set forth in the accompanying product supplement no. 20-A-I. For purposes of this offering, for every $1,000 principal amount note, you will receive either (i) $1,000 plus a fixed call premium upon automatic call, or (ii) if the notes are not automatically called, a variable amount that is less than the $1,000 principal amount, depending on how much the Index declines, as compared to the Initial Index Level, beyond 10% (subject to a minimum payment of $100 per $1,000 principal amount note) at maturity.

Accordingly, for purposes of these notes, you should refer to the description of the payment at maturity as set forth in this term sheet, which supersedes the section entitled “Key Terms — Payment at Maturity (Notes with a Buffer)” on the cover page and the section entitled “Description of Notes — Payment at Maturity — Notes with a Buffer” on PS-2 of the accompanying product supplement no. 20-A-I.

Selected Purchase Considerations

  APPRECIATION POTENTIAL — If the Index closing level is greater than or equal to the Call Level on a Review Date, your investment will yield a payment per $1,000 principal amount note of $1,000 plus: (i) at least 10.00%* x $1,000 if called on the first Review Date; (ii) at least 15.00%* x $1,000 if called on the second Review Date; or (iii) at least 20.00%* x $1,000 if called on the final Review Date. Because the notes are our senior unsecured obligations, payment of any amount if called or at maturity is subject to our ability to pay our obligations as they become due.
  *The actual percentage applicable to the Review Dates above will be determined on the pricing date but will not be less than 10.00%, 15.00% and 20.00%, respectively.

JPMorgan Structured Investments — Semi-Annual Review Notes Linked to the S&P 500® Index	TS-1
  POTENTIAL FOR EARLY EXIT WITH APPRECIATION AS A RESULT OF AUTOMATIC CALL FEATURE — While the original term of the notes is just over two years, the notes will be called before maturity if the Index closing level is at or above the relevant Call Level on the applicable Review Date and you will be entitled to the applicable payment corresponding to such Review Date set forth on the cover of this term sheet.
  LIMITED PROTECTION AGAINST LOSS — The notes do not guarantee any return of principal in excess of $100 per $1,000 principal amount note. If the notes are not called, on the final Review Date the Index closing level will have declined by more than 10% as compared to the Initial Index Level and for every 1% decline of the Index beyond 10% you will lose an amount equal to 1% of the principal amount of your notes. Because of the 10% buffer, if the notes are not called, at maturity you will receive a payment equal to at least $100 per $1,000 principal amount note.
  POTENTIAL FOR EARLY EXIT AND 10.00%** RETURN ON THE FIRST REVIEW DATE, OR 15.00%** ON THE SECOND REVIEW DATE OR 20.00%** ON THE FINAL REVIEW DATE, EVEN IF THE INDEX RETURN IS NEGATIVE ON THE APPLICABLE REVIEW DATE — The Call Level for each of the Review Dates is set at 90% of the Initial Index Level. Accordingly, you will receive a payment of $1,100** per $1,000 principal amount note after the first Review Date, a payment of $1,150** per $1,000 principal amount note after the second Review Date or a payment of $1,200** per $1,000 principal amount note after the final Review Date, as applicable, even if the Index closing level on the applicable Review Date reflects a decline of up to 10% from the Initial Index Level.
  ** The actual percentage and call price for the applicable Review Date will be determined on the pricing date but will not be less than 10.00% and $1,100 respectively (if called on the first Review Date), 15.00% and $1,150 respectively (if called on the second Review Date) and 20.00% and $1,200, respectively (if called on the final review date).
  DIVERSIFICATION OF THE S&P 500® INDEX — The return on the notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under “The S&P 500® Index” in the accompanying product supplement no. 20-A-I.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 20-A-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat the notes as “open transactions” for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which might include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.
  Subject to certain assumptions and representations received from us, the discussion in the preceding paragraph, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell regarding the material U.S. federal income tax consequences of owning and disposing of notes.

JPMorgan Structured Investments — Semi-Annual Review Notes Linked to the S&P 500® Index	TS-2

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 20-A-I dated November 21, 2008.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — If the notes are not called, the Index closing level on the final Review Date will have declined, as compared to the Initial Index Level, by more than 10%, and you will lose 1% of your principal amount for every 1% decline in the Ending Index Level as compared to the Initial Index Level beyond the 10% buffer. Accordingly, you could lose up to $900 for each $1,000 principal amount note that you invest in.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity or upon an automatic call, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.
  LIMITED RETURN ON THE NOTES — Your potential gain on the notes will be limited to the call premium applicable for the Review Dates as set forth on the cover of this term sheet, regardless of the appreciation in the Index, which may be significant. Because the Index closing level at various times during the term of the notes could be higher than on the Review Dates, you may receive a lower payment if called or at maturity, as the case may be, than you would have if you had invested directly in the Index.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the S&P 500® Index would have.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment upon an automatic call or at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Index;
    the time to maturity of the notes;
    the dividend rate on the equity securities underlying the Index;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Semi-Annual Review Notes Linked to the S&P 500® Index	TS-3

Hypothetical Examples of Amounts Payable upon Automatic Call or at Maturity

The following table illustrates the hypothetical simple total return (i.e., not compounded) on the notes that could be realized on the applicable Review Date for a range of movements in the Index as shown under the column “Index Level Appreciation/Depreciation at Review Date.” The following table assumes a hypothetical Initial Index Level of 850 and a hypothetical Call Level of 765 on the each of the Review Dates. The table assumes that the percentages used to calculate the call premium amount applicable to the first, second and final Review Dates are 10.00%, 15.00% and 20.00%, respectively, regardless of the appreciation of the Index, which may be significant. The actual percentages will be determined on the pricing date and will not be less than 10.00%, 15.00% and 20.00%, respectively. There will be only one payment on the notes whether called or at maturity. An entry of “N/A” indicates that the notes would not be called on the applicable Review Date and no payment would be made for such date. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes.

Index Closing Level	Index Level Appreciation/ Depreciation at Review Date	Total Return at First Review Date	Total Return at Second Review Date	Total Return at Maturity

1530.00	80%	10.00%	15.00%	20.00%
1445.00	70%	10.00%	15.00%	20.00%
1360.00	60%	10.00%	15.00%	20.00%
1275.00	50%	10.00%	15.00%	20.00%
1190.00	40%	10.00%	15.00%	20.00%
1105.00	30%	10.00%	15.00%	20.00%
1020.00	20%	10.00%	15.00%	20.00%
935.00	10%	10.00%	15.00%	20.00%
850.00	0%	10.00%	15.00%	20.00%
849.15	-0.1%	10.00%	15.00%	20.00%
807.50	-5%	10.00%	15.00%	20.00%
765.00	-10%	10.00%	15.00%	20.00%
756.50	-11%	N/A	N/A	-1.00%
680.00	-20%	N/A	N/A	-10.00%
595.00	-30%	N/A	N/A	-20.00%
510.00	-40%	N/A	N/A	-30.00%
425.00	-50%	N/A	N/A	-40.00%
340.00	-60%	N/A	N/A	-50.00%
255.00	-70%	N/A	N/A	-60.00%
170.00	-80%	N/A	N/A	-70.00%
85.00	-90%	N/A	N/A	-80.00%
0.00	-100%	N/A	N/A	-90.00%

JPMorgan Structured Investments — Semi-Annual Review Notes Linked to the S&P 500® Index	TS-4

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The level of the Index decreases from the Initial Index Level of 850 to an Index closing level of 807.50 on the first Review Date. Because the Index closing level on the first Review Date of 807.50 is greater than the corresponding Call Level of 765, the notes are automatically called, and the investor receives a single payment of $1,100 per $1,000 principal amount note.

Example 2: The level of the Index decreases from the Initial Index Level of 850 to an Index closing level of 680 on the first Review Date, 595 on the second Review Date and 765 on the final Review Date. Because (a) the Index closing level on the first Review Date (680) and second Review Date (595) is less than the corresponding Call Level of 765 and (b) the Index closing level on the final Review Date (765) is greater than or equal to the Call Level of 765, the notes are automatically called on the final Review Date and the investor receives a single payment of $1,200 per $1,000 principal amount note.

Example 3: The level of the Index decreases from the Initial Index Level of 850 to an Index closing level of 680 on the first Review Date, 595 on the second Review Date and 680 on the final Review Date. Because (a) the Index closing level on the first Review Date (680), second Review Date (595) and final Review Date (680) is less than the corresponding Call Level of 765, the notes are not automatically called and the investor receives a payment at maturity that is less than the principal amount for each $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (-20% + 10%)] = $900

Example 4: The level of the Index decreases from the Initial Index Level of 850 to an Index closing level of 680 on the first Review Date, 595 on the second Review Date and 0 on the final Review Date. Because (a) the Index closing level on the first Review Date (680), second Review Date (595) and final Review Date (0) is less than the corresponding Call Level of 765, the notes are not automatically called and the investor receives a payment at maturity of $100 per $1,000 principal amount note, which reflects the principal protection provided by the Buffer Amount of 10%, calculated as follows:

$1,000 + [$1,000 x (-100% + 10%)] = $100

Historical Information

The following graph sets forth the historical performance of the Index based on the weekly historical Index closing level from January 2, 2004 through January 30, 2009. The Index closing level on February 2, 2009 was 825.44. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any Review Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment in excess of $100 per $1,000 principal amount note.

JPMorgan Structured Investments — Semi-Annual Review Notes Linked to the S&P 500® Index	TS-5